Exhibit 99.1

VinFast Announces Delivery Results for the Second Quarter of 2024 and Business Updates

12,058 vehicles delivered in Q2 2024, an increase of 24% quarter-over-quarter, and a 26% increase year-over-year

Singapore, July 12, 2024 – VinFast Auto Ltd. (“VinFast” or the “Company”), a pure-play electric vehicle (“EV”) manufacturer with the mission of making EVs accessible to everyone, today announced its delivery results for the second quarter of 2024.

For the second quarter of 2024, VinFast delivered 12,058 vehicles, representing an increase of 24% quarter-over-quarter and an increase of 26% compared to the same period of last year. Through 1H2024, VinFast has delivered 21,747 vehicles, up by 92% compared to 1H2023.

While the second quarter delivery results were encouraging, ongoing economic headwinds and uncertainties in different macro-economies and global EV landscape necessitate a more prudent outlook for the rest of the year. The Company now anticipates delivering approximately 80,000 electric vehicles in 2024, compared to 34,855 vehicles delivered in 2023, or 2.3x year-over-year growth.

In addition, VinFast has made the strategic decision to adjust the timeline for the launch of its North Carolina manufacturing facility, which is now expected to begin production in 2028. This decision will allow the Company to optimize its capital allocation and manage its short-term spending more effectively, focusing more resources on supporting near-term growth targets and strengthening existing operations.

Madam Thuy Le, Chairwoman of the Board of Directors, stated, “We have adopted a more prudent outlook that is carefully calibrated to near-term headwinds, taking into full consideration the realities of market volatility and potential challenges. Our robust long-term strategy and proven execution capabilities position us well to meet the evolving needs of the dynamic global EV market.”

The Company also announced that it will release its 2Q24 financial results before the market opens on August 15th, 2024. On the same day, VinFast’s management will host a live webcast to discuss the Company’s business performance and strategy. Details for the call are below:

-	What: VinFast Q2 2024 Financial Results and Q&A Webcast

-	When: Thursday, August 15th, 2024

-	Time: 8:00 am. Eastern Standard Time

-	Live webcast: https://edge.media-server.com/mmc/p/urnhoxtg

A replay of the webcast will also be made available on the Company’s website.

For additional information, please visit https://vinfastauto.us/investor-relations

Investor Relations: Email: ir@vinfastauto.com

About VinFast Auto Ltd.

VinFast (NASDAQ: VFS), a subsidiary of Vingroup JSC, one of Vietnam’s largest conglomerates, is a pure-play electric vehicle (“EV”) manufacturer with the mission of making EVs accessible to everyone. VinFast’s product lineup today includes a wide range of electric SUVs, e-scooters, and e-buses. VinFast is currently embarking on its next growth phase through rapid expansion of its distribution and dealership network globally and increasing its manufacturing capacities with a focus on key markets across North America, Europe, and Asia.

Learn more at https://vinfast.com/

Forward Looking Statements

Forward-looking statements in this announcement, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the effect of the consummation of the business combination and the public listing of the Company’s securities on its business relationships, performance, financial condition and business generally, (ii) the risk that the Company’s securities may experience a material price decline and volatility in the price of such securities due to a variety of factors, (iii) the adverse impact of any legal proceedings and regulatory inquiries and investigations on the Company’s business, (iv) the Company’s potential inability to maintain the listing of its securities on Nasdaq, (v) the risk associated with the Company’s limited operating history, (vi) the ability of the Company to achieve profitability, positive cash flows from operating activities and a net working capital surplus, (vii) the ability of the Company to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (viii) risks associated with being a new entrant in the EV industry, (ix) the risks of the Company’s brand, reputation, public credibility and consumer confidence in its business being harmed by negative publicity, (x) the Company’s ability to successfully introduce and market new products and services, (xi) competition in the automotive industry, (xii) the Company’s ability to adequately control the costs associated with its operations, (xiii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality and volumes acceptable from its suppliers, (xiv) the Company’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xv) the Company’s ability to establish manufacturing facilities outside of Vietnam and expand capacity in a timely manner and within budget, (xvi) the risk that the Company’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xvii) the demand for, and consumers’ willingness to adopt, EVs, (xiii) the availability and accessibility of EV charging stations or related infrastructure, (xix) the unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xx) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report the Company’s financial condition, results of operations or cash flows, (xxi) battery pack failures in the Company or its competitor’s EVs, (xxii) failure of the Company’s business partners to deliver their services, (xxiii) errors, bugs, vulnerabilities, design defects or other issues related to technology used or involved in the Company’s EVs or operations, (xxiv) the risk that the Company’s research and development efforts may not yield expected results, (xxv) risks associated with autonomous driving technologies, (xxvi) product recalls that the Company may be required to make, (xxvii) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company, (xxiii) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates, (xxix) conflicts of interests with or any events impacting the reputation of Vingroup affiliates or unfavorable market conditions or adverse business operations of Vingroup and Vingroup affiliates and (xxx) other risks discussed in our reports filed or furnished to the Securities and Exchange Commission. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date of this announcement. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement in this announcement does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.